Exhibit 99.61
News Release
Theratechnologies to present at UBS Global Life Sciences Conference
Montréal, Canada, September 20, 2010 — Theratechnologies (TSX:TH) announced today that Yves Rosconi, President and Chief Executive Officer, will present a corporate overview of the Company, on Wednesday, September 22, at 10:00 a.m., at the 2010 UBS Global Life Sciences Conference. The event is being held at the Grand Hyatt Hotel in New York City.
About Theratechnologies
Theratechnologies (TSX:TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration (“FDA”), seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States through an agreement with EMD Serono, Inc. for HIV-associated lipodystrophy. Moreover, Theratechnologies’ growth will also derive from the commercialization of tesamorelin in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to: information regarding the growth of Theratechnologies through the development of tesamorelin and additional clinical programs.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. The assumptions made include the assumption, among others, that the FDA will approve tesamorelin for commercial sale in the United States, the Company will enter into agreements with partners in geographies other than the United States and that results from additional clinical programs will be positive. These risks and uncertainties include, but are not limited to: the risk that tesamorelin is not approved by the FDA for commercial sale in the United States, the risk that the Company is unable to conclude agreements with partners relating to tesamorelin in geographies other than the Unites States, or the risk that the design of clinical programs may not be begun or, if begun, must be suspended.
The Company refers potential investors to the “Risks and Uncertainties” section of its Annual Information Form (the “AIF”) dated February 23, 2010. The AIF is available at www.sedar.com under the Company’s public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents the Company’s expectations as of that date.
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

Contact:
Andrea Gilpin
Vice president, IR & Communications
Theratechnologies Inc.
Phone: 514 336-7800, ext. 205
communications@theratech.com